Issuer Free Writing Prospectus

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement Nos. 333-132370 and 333-132370-01

Equity First

Protection First

OFFERING SUMMARY

(Related to the Pricing Supplement No. 2006-MTNDD019, Dated June 26, 2006)

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Enhanced Income Strategysm

___________________________________________________________

4,915,000 Principal-Protected Notes

with Income and Appreciation Potential

Linked to the 2006-2 Dynamic Portfolio IndexSM

Based Upon a Buy-Write IndexSM on the Dow Jones Industrial AverageSM

Due July 22, 2011

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

June 26, 2006

2	Enhanced Income Strategy

Enhanced Income StrategySM

Principal-Protected Notes

with Income and Appreciation Potential

Linked to the 2006-2 Dynamic Portfolio Index

Due July 22, 2011

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus and prospectus supplement related to this offering.

Overview of the Enhanced Income Strategy Principal-Protected Notes

The Enhanced Income StrategySM Principal-Protected Notes due July 22, 2011 (the “Notes”), are hybrid instruments that combine characteristics of equity and fixed income instruments. The Notes are issued by Citigroup Funding Inc., any payments due are backed by a Citigroup Inc. guarantee, and the Notes have a maturity of approximately five years.

The value of the Notes will be linked to the 2006-2 Dynamic Portfolio Index consisting of two components: (1) a hypothetical stock portfolio (the “Buy-Write Index”) and (2) a hypothetical bond portfolio. The Buy-Write Index is designed to track the performance of a hypothetical buy-write strategy on the Dow Jones Industrial Average, as listed on the Chicago Board Options Exchange for option trading purposes (ticker “DJX”), whereby an investor invests in the DJX and writes (or sells) call options on the index, generally on a monthly basis. The allocation to the Buy-Write Index will be determined through a systematic and rule-driven dynamic hedging mechanism based on the performance of the Buy-Write Index and prevailing interest rate environment. Some key characteristics of the Notes include:

°	Monthly variable income payments. Similar to a fixed income instrument, the Notes are expected to pay periodic income. Instead of paying the periodic income at a fixed rate of interest, however, the Notes will pay a variable monthly interest based on the allocation to the Buy-Write Index and the amount of income generated from its underlying dividends and notional option premiums. Thus, the monthly interest amount could vary and may be zero.

°	Principal protection like a fixed-income investment. Similar to a fixed income investment, investors are entitled 100% principal protection on the Notes held to maturity. Notes sold prior to maturity are not principal protected. Thus, at maturity, you will receive an amount in cash equal to your initial investment, plus the Index Return Amount which may be positive or zero. If the Ending Value of the 2006-2 Dynamic Portfolio Index is greater than the Starting Value, the Index Return Amount will be positive and will equal to the product of your initial investment and the percentage of increase in the value of the 2006-2 Dynamic Portfolio Index. If the Ending Value is less than or equal to the Starting Value, then the Index Return Amount will be zero.

°

Limited participation in potential growth of U.S. equity markets. The Notes also allow investors to participate in a portion of the growth potential of the underlying dynamic portfolio index without risking their initial investment. Initially 100% of the 2006-2 Dynamic Portfolio Index will be exposed to the performance of the Buy-Write Index. Through the dynamic hedging process, this participation rate will be adjusted to reflect changes in market

Enhanced Income Strategy	3

conditions and may be zero. In exchange for the potential monthly income and principal protection at maturity, your participation in the appreciation potential on the DJX may be limited.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. Citigroup Inc. will fully and unconditionally guarantee the payments due on the Notes, including monthly interest payments (if any), and the guarantee will rank equally with all other unsecured and unsubordinated debt of Citigroup. Capitalized terms used in this summary are defined in “Final Terms” on the following page.

Types of Investors

These Notes may be an appropriate investment for the following types of investors:

°	Investors looking for exposure to equity investments with the potential for current income and for some capital appreciation on a principal-protected basis and who are willing to accept potential underperformance risk relative to a direct investment in equities.

°	Investors who seek to add an equity index-linked investment to their portfolio for diversification purposes since an investment in the Notes may outperform the performance of fixed income securities in a moderate equity market environment.

The Notes may not be a suitable investment for investors who may have short-term liquidity needs or who may require regular fixed income payments since the monthly interest payments are performance-based and may be zero.

4	Enhanced Income Strategy

Final Terms

Issuer:	Citigroup Funding Inc.
Security:	Enhanced Income StrategySM Principal-Protected Notes with Income and Appreciation Potential Linked to the 2006-2 Dynamic Portfolio Index
Guarantee:	Payments due on the Notes, including monthly interest payments (if any), are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aal / AA- (Moody’s / S&P) based upon the Citigroup guarantee of payments due on the Notes, including monthly interest payments (if any)
Principal Protection:	100% on the Maturity Date
Pricing Date:	June 26, 2006
Issue Date:	June 29, 2006
Final Valuation Date:	July 15, 2011
Maturity Date:	July 22, 2011
Underlying Index:	The 2006-2 Dynamic Portfolio Index
Issue Price:	$10 per Note
Interest Rate:	Variable, based on the allocation of the 2006-2 Dynamic Portfolio Index to the Buy-Write Index and on the accrued notional income on the Buy-Write Index portfolio, the amount of which will be determined by the dividends paid on the stocks underlying the Dow Jones Industrial Average and the option premiums on the call options hypothetically written on the DJX.
Payment at Maturity:	For each Note, $10 plus an Index Return Amount, which may be positive or zero
Index Return Amount:	$10 x Index Return
Index Return:	Ending Value – Starting Value, Starting Value	expressed as a percentage, provided that the Index Return will not be less than zero on the Final Valuation Date
Starting Value:	The initial value of the 2006-2 Dynamic Portfolio Index, set to 100.00 on the Pricing Date
Ending Value:	The closing value of the 2006-2 Dynamic Portfolio Index on the Final Valuation Date
Allocation to the Buy-Write Index:	Initially 100% of the value of the 2006-2 Dynamic Portfolio Index on the Pricing Date. Such allocation percentage is expected to change during the term of the Notes based upon the performance of the Buy-Write Index as well as interest rates and may be zero. Initially, the actual number of Buy-Write Index units allocated to the 2006-2 Dynamic Portfolio Index will be determined on the index business day after the Pricing Date based upon the value of the Buy-Write Index portfolio on such date.
Adjustment Factors and Fees:

The value of the 2006-2 Dynamic Portfolio Index will be reduced by adjustment factors and fees as described below. Such adjustment factors and fees will reduce the potential return on the Notes.

•   Dynamic Portfolio Adjustment Factor of 1.48% per annum (or 1.13% per annum if the allocation to the Buy-Write Index is reduced to zero) based upon the greater of the initial value and the current value of the 2006-2 Dynamic Portfolio Index

•   Buy-Write Index Adjustment Factor of 1.15% per annum of the Buy-Write Index (but no greater than the value of the notional income on the Buy-Write Index for any monthly period)

•   Notional Participation Facility Fee of the effective Federal Funds Rate plus 1.00% per annum on notional borrowings used to increase exposure to the Buy-Write Index.

Repurchase Spread:

Secondary market purchases of the Notes by Citigroup Global Markets Inc. prior to maturity will be at a price that is net of the repurchase spread for each $10 principal amount of Notes, as outlined below, with such repurchase spread being interpolated between periods:

June 29, 2006:      $0.325                                     July 22, 2009:       $0.120

July 22, 2007:       $0.255                                     July 22, 2010:       $0.060

July 22, 2008:       $0.185                                     July 22, 2011 (maturity): $0.000

Listing:	None
Agent’s Discount:	3.25%
Calculation Agent:	Citigroup Global Markets Inc.

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Benefits of the Notes

°	Growth Potential. The Index Return Amount payable at maturity is based on the Ending Value of the 2006-2 Dynamic Portfolio Index, enabling you to participate in the potential increase in the value of the 2006-2 Dynamic Portfolio Index during the term of the Notes.

°	Capital Preservation. On the Maturity Date, we will pay you at least the principal amount of the Notes you then hold regardless of the performance of the 2006-2 Dynamic Portfolio Index, the Buy-Write Index and the Dow Jones Industrial Average.

°	Income Potential. The Notes offer the possibility of current income in the form of variable interest payable monthly. The interest payments will be based on the allocation of the 2006-2 Dynamic Portfolio Index to the Buy-Write Index portfolio and on the accrued notional income on the Buy-Write Index, the amount of which will be driven by the dividends paid on the stocks underlying the Dow Jones Industrial Average and the option premiums on the call options hypothetically written on the DJX net of the Buy-Write Adjustment Factor. The amount of interest payment could be zero.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors” section of the pricing supplement related to this offering for a full description of risks.

°	Possibility of No Appreciation. If the Ending Value is equal to or less than the Starting Value, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes, even if the closing value of the 2006-2 Dynamic Portfolio Index is greater than the Starting Value at one or more times during the term of the Notes or if the closing value of the 2006-2 Dynamic Portfolio Index at maturity exceeds the Starting Value, but the closing value of the 2006-2 Dynamic Portfolio Index on the Final Valuation Date is equal to or less than the Starting Value.

°	Appreciation May Be Limited. The return on the Notes may be less than the return on a direct investment in the Dow Jones Industrial Average or a direct investment strategy that replicates the Buy-Write Index. If the allocation of the 2006-2 Dynamic Portfolio Index to the Buy-Write Index portfolio is less than 100%, you will not fully participate in the appreciation on the Buy-Write Index. Further, the upside potential of the Buy-Write Index is limited because of the call options written on the DJX. If the allocation to the Buy-Write Index portfolio falls to zero, the Notes will not participate in any subsequent increase in the value of the Buy-Write Index for the remaining term of the Notes. Related costs, including the Dynamic Portfolio Adjustment Factor, the Notional Participation Facility Fee and the Buy-Write Index Adjustment Factor, will also reduce the value of the 2006-2 Dynamic Portfolio Index.

°	Variable Interest. The monthly interest payments are variable, may be zero and are based on the allocation of the 2006-2 Dynamic Portfolio Index to the Buy-Write Index portfolio and on the accrued notional income on the Buy-Write Index. If the allocation to the Buy-Write Index portfolio falls to zero, no interest will be paid for the remaining term of the Notes.

°	Potential for a Lower Comparative Yield. The maturity payment on the Notes and any monthly interest payments are linked to the performance of, and allocation of the 2006-2 Dynamic Portfolio Index to, the Buy-Write Index portfolio, which will fluctuate in response to market conditions. As a result, the effective yield on the Notes may be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

6	Enhanced Income Strategy

°	Use of Notional Borrowed Funds Will Increase Volatility of the 2006-2 Dynamic Portfolio Index. A “notional” investment or transaction is a hypothetical investment or transaction in which actual securities are not purchased or sold. The notional investment in the Buy-Write Index may involve the use of notional borrowed funds. The use of notional borrowed funds will increase the 2006-2 Dynamic Portfolio Index’s exposure to movements in the value of the Buy-Write Index. Accordingly, if the value of the Buy-Write Index decreases when notional borrowed funds are outstanding, the value of the 2006-2 Dynamic Portfolio Index will decrease by a greater amount than will the value of the Buy-Write Index.

°	Secondary Market May Not Be Liquid. The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the terms of the Notes.

°	Resale Value of the Notes May Be Lower Than Your Initial Investment. Due to, among other things, changes in the value and the volatility of the 2006-2 Dynamic Portfolio Index, the Buy-Write Index and the Dow Jones Industrial Average, interest rates, the earnings performance of the issuers of the stocks comprising the Dow Jones Industrial Average and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per note. You could receive substantially less than the amount of your initial investment if you sell your Notes prior to maturity. Sale of your Notes to Citigroup Global Markets prior to maturity is subject to the repurchase spread. The Notes are a buy and hold investment with a potential five year holding period.

°	Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of one or more of the stocks underlying the Dow Jones Industrial Average or other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial Average, the DJX or the stocks underlying the Dow Jones Industrial Average by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

°	Citigroup Credit Risk. The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of the payments due on the Notes.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. Investors should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and consult their tax advisors in determining the tax consequences of an investment in the Notes, including the application of state, local and other tax laws and the possible effects of changes in federal or other tax laws.

°	U.S. investors in the Notes will be required to accrue interest income on the Notes at a predetermined rate, which is deemed to accrue on a daily basis (the “Tax OID”).

°	If, during any taxable year, a U.S. investor receives actual payments from the Notes that in aggregate exceed the predetermined rate for that taxable year, the U.S. investor will incur a “net positive adjustment” equal to the amount of the excess. This “net positive adjustment” should be treated as additional interest income for that taxable year.

Enhanced Income Strategy	7

°	If, during any taxable year, a U.S. investor receives actual payments from the Notes that in aggregate are less than the predetermined rate for that taxable year, the U.S. investor will incur a “net negative adjustment” equal to the amount of such deficit. This “net negative adjustment” should be used to reduce interest income for that taxable year.

°	Any gain realized upon a sale or disposition of the Notes generally will be treated as ordinary income.

°	Any loss realized by a U.S. investor upon a sale or disposition generally will be treated as an ordinary loss to the extent of the Tax OID inclusions with respect to the Notes.

°	Any loss realized in excess of the Tax OID inclusion amount generally will be treated as capital loss.

In the case of a holder of the Notes that is not a U.S. person, while there is no authority directly on this point under current law, the interest payments made with respect to the Notes, and any gain realized on the sale, exchange or redemption of the Notes, generally will not be subject to U.S. withholding tax, provided that (i) the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form); (ii) such payments or gain are not effectively connected with a U.S. trade or business of such holder; and (iii) the holder holds no more than 5% of the outstanding Notes at any time throughout its entire holding period for the Notes.

ERISA and IRA Purchase Considerations

Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA are NOT permitted to purchase the Notes.

Individual retirement accounts, individual retirement annuities and Keogh plans will be permitted to purchase or hold the Notes as long as (1) no Citigroup Global Markets affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account’s decision to purchase or hold the Notes, (2) if the account is owned by a Citigroup Global Markets employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of the Notes by his/her account and (3) any SEP, Simple, or Keogh plans that purchase the Notes cover only the owners and not employees.

Additional Considerations

If the DJX is discontinued, the Calculation Agent may select a similar exchange-listed option to replace the DJX or calculate the value of the DJX by reference to the Dow Jones Industrial Average. If the Dow Jones Industrial Average is discontinued, the Calculation Agent may determine the value of the Dow Jones Industrial Average by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the Dow Jones Industrial Average prior to any such discontinuance. If the method of calculating the Dow Jones Industrial Average is changed in any material respect, the Calculation Agent will make adjustments necessary in order to arrive at a calculation of an index value comparable to the Dow Jones Industrial Average as if the changes had not been made. You should refer to the sections “Description of the Dow Jones Industrial Average Portfolio—Description of the Dow Jones Industrial Average—Discontinuance of the DJX or the Dow Jones Industrial Average” and “—Alteration of Method of Calculation” in the related pricing supplement for more information.

8	Enhanced Income Strategy

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

The Dow Jones Industrial AverageSM

General.    The Dow Jones Industrial Average is published by Dow Jones & Company, Inc. (‘‘Dow Jones’’). The Dow Jones Industrial Average is a price-weighted index, which means an underlying stock’s weight in the Dow Jones Industrial Average is based on its price per share rather than the total market capitalization of the issuer, and is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The underlying stocks of the Dow Jones Industrial Average are selected by the editors of The Wall Street Journal. Changes in the composition of the Dow Jones Industrial Average are made entirely by the editors of The Wall Street Journal without consultation with the corporations represented in the Dow Jones Industrial Average, any stock exchange, any official agency or Citigroup Funding.

The following graph illustrates the historical performance of the Dow Jones Industrial Average based on the closing value thereof at the end of each December from 1946 through 2005. Past values of the Dow Jones Industrial Average are not necessarily indicative of future Dow Jones Industrial Average values.

On June 26, 2006, the closing value of the Dow Jones Industrial Average was 11045.28 and the closing value of the DJX was 110.45.

You should refer to the pricing supplement related to this offering for additional information on the Dow Jones Industrial Average, including its makeup, method of calculation and changes in its components. All such disclosures in the pricing supplement are derived from publicly

Enhanced Income Strategy	9

available information prepared by Dow Jones. None of Citigroup Funding, Citigroup, Citigroup Global Markets or the trustee for the indenture under which the Notes are issued assumes any responsibility for the accuracy or completeness of such information. You should also be aware that an investment in the Notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Dow Jones Industrial Average.

License Agreement. Dow Jones and Citigroup Global Markets Limited, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Funding, in exchange for a fee, of the right to use indices owned and published by Dow Jones, including the Dow Jones Industrial Average, in connection with certain securities, including the Notes. The license agreement provides that the following language must be stated in this offering summary:

‘‘The Notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, expressed or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Dow Jones’s only relationship to Citigroup Funding is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average, which is determined, composed and calculated by Dow Jones without regard to Citigroup Funding or the Notes. Dow Jones has no obligation to take the needs of Citigroup Funding or the holders of the Notes into consideration in determining, composing or calculating the Dow Jones Industrial Average. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Notes.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND CITIGROUP FUNDING.’’

Overview of the 2006-2

Dynamic Portfolio Index

Enhanced Income Strategy	11

The 2006-2 Dynamic Portfolio Index

The 2006-2 Dynamic Portfolio Index is an index designed to provide exposure to the Buy-Write Index and a hypothetical bond portfolio on a dynamically hedged basis. It allocates notional investments between the Buy-Write Index portfolio and the notional bond portfolio as shown in the following diagram:

The dynamic hedging mechanism within the 2006-2 Dynamic Portfolio Index is designed to allow varying exposure to the Buy-Write Index, with the objective of maximizing return potential while protecting principal at maturity. Through the dynamic allocation mechanism, the allocation to the Buy-Write Index portfolio can range from 0% to 150%, with the amount allocated in excess of 100% financed through the Notional Participation Facility (as described in the section “The Notional Participation Facility” below). The use of notional borrowed funds will increase the exposure to movements in the value of the Buy-Write Index and will therefore make the 2006-2 Dynamic Portfolio Index more volatile than the Buy-Write Index. The dynamic hedging mechanism is systematic and rule-driven.

The value of the 2006-2 Dynamic Portfolio Index was set to equal 100.00 on the Pricing Date, and the value of the 2006-2 Dynamic Portfolio Index on any day thereafter is determined as follows:

(i)	value of the amount allocated to the Buy-Write Index; plus

(ii)	value of the amount allocated to the notional bond portfolio; minus

(iii)	value of the Notional Participation Facility; minus

(iv)	accrued amount of the Dynamic Portfolio Adjustment Factor.

The Buy-Write Index

The Buy-Write Index is an index designed to track the performance of a hypothetical “covered call” strategy on the DJX. The value of the Buy-Write Index portfolio will be based upon the accrued notional income calculated on the Buy-Write Index, the amount of which will be driven by the dividends paid on the stocks underlying the Dow Jones Industrial Average and the option premiums on the call options hypothetically written on the DJX net of the Buy-Write Adjustment Factor. Generally, the covered call options will be hypothetically written monthly with strike prices that are higher than the level of the DJX by a minimum of 1.0% to allow for some potential appreciation in the DJX up to the strike prices.

12	Enhanced Income Strategy

The value of the Buy-Write Index on any day is determined as follows:

(i)	value of the investment in the DJX; plus

(ii)	value of the accrued notional income on the Buy-Write Index; minus

(iii)	value of the covered calls written; minus

(iv)	accrued amount of the Buy-Write Index Adjustment Factor.

The Buy-Write Index will be calculated based on the value of DJX, which is 1/100th of the value of the Dow Jones Industrial Average as published by Dow Jones.

The Notional Bond Portfolio

The notional bond portfolio will be comprised of either notional zero coupon U.S. Treasury strips or notional discount bonds. If the allocation to the Buy-Write Index is greater than zero, the notional bond portfolio will comprise notional zero coupon U.S. Treasury strips. If the allocation to the Buy-Write Index is zero, the notional bond portfolio will comprise notional discount bonds priced with a fixed coupon of approximately 1.13% per annum on a daily basis. The value of the notional bonds comprising the notional bond portfolio is not intended to represent or indicate that any such bonds or portfolio of bonds exists, is capable of being traded or represents the obligation of any issuer (including the U.S. Treasury).

The Notional Participation Facility

The notional participation facility is a notional financing facility that permits the allocation to the Buy-Write Index to exceed 100% of the value of the 2006-2 Dynamic Portfolio Index. The maximum allocation to the Buy-Write Index is 150%. If on any day the allocation to the Buy-Write Index portfolio is greater than or equal to 150% of the value of the 2006-2 Dynamic Portfolio Index, the allocation to the Buy-Write Index portfolio will not be increased that day.

The Dynamic Hedging Mechanism

The dynamic hedging mechanism is a methodology intended to maintain the value of the 2006-2 Dynamic Portfolio Index above its Starting Value. On a daily basis, the value of the 2006-2 Dynamic Portfolio Index is compared to the Bond Floor of the structure. (The Bond Floor represents the current amount of investments within the 2006-2 Dynamic Portfolio Index that must be set aside so that the value of the 2006-2 Dynamic Portfolio Index is at least 100.00 at maturity.)

°	If the 2006-2 Dynamic Portfolio Index is performing well relative to the Bond Floor, then the allocation to the Buy-Write Index portfolio will be increased and the allocation to the notional bond portfolio will be correspondingly decreased to take advantage of further increases in the Buy-Write Index.

°	If the 2006-2 Dynamic Portfolio Index is not performing well relative to the Bond Floor, then the allocation to the notional bond portfolio will be increased and the allocation to the Buy-Write Index portfolio will be correspondingly decreased to protect against further declines in the Buy-Write Index.

The target allocation to the Buy-Write Index portfolio is approximately five times the difference between the value of the 2006-2 Dynamic Portfolio Index and the Bond Floor. In addition, the allocation to the Buy-Write Index portfolio may be increased up to 150% of the value of the 2006-2 Dynamic Portfolio Index to maximize the 2006-2 Dynamic Portfolio Index’s participation in the appreciation of the Buy-Write Index if the Buy-Write Index performs well. Conversely, the allocation to the Buy-Write Index portfolio may be reduced to zero due to

Enhanced Income Strategy	13

an extreme decline in the equity markets. If this happens, the allocation to the Buy-Write Index portfolio will remain at zero until maturity. Additional information relating to the dynamic allocation mechanism can be found in the section “Description of the 2006-2 Dynamic Portfolio Index” in the related pricing supplement.

The following table illustrates the effect on allocation to the Buy-Write Index given changes in various factors (assuming other factors are constant):

Change in factor	Effect on allocation to the Buy-Write Index within the 2006-2 Dynamic Portfolio Index
Interest rates increase	Allocation tends to increase as Bond Floor decreases.
Interest rates decrease	Allocation tends to decrease as Bond Floor increases.
Buy-Write Index rises	Allocation tends to increase as the difference between the value of the Notes and the Bond Floor increases.
Buy-Write Index falls	Allocation tends to decrease as the difference between the value of the Notes and the Bond Floor decreases.

A.	In this example, the value of the 2006-2 Dynamic Portfolio Index is $100 and the Bond Floor is $91. Thus, the difference between the value of the 2006-2 Dynamic Portfolio Index and the Bond Floor is $9. Therefore, the allocation to the Buy-Write Index is approximately $45 (5 times $9). In this scenario, the allocation factor is 45% of the current value of the 2006-2 Dynamic Portfolio Index.

B.	The value of the 2006-2 Dynamic Portfolio Index moves to $110 and the Bond Floor is $95. Thus, the difference between the value of the 2006-2 Dynamic Portfolio Index and the Bond Floor is $15. Therefore, the allocation to the Buy-Write Index will change to $75 (5 times $15). In this scenario, the allocation factor is 68% of the current value of the 2006-2 Dynamic Portfolio Index.

Hypothetical Examples

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Hypothetical Interest Payment Examples

Investors will receive variable monthly interest payments (if any) based on the allocation of the 2006-2 Dynamic Portfolio Index to the Buy-Write Index and on the accrued notional income on the Buy-Write Index. The eight examples of hypothetical interest payments set forth below are based on the following assumptions:

°	Note Issue Price: $10.00.

°	Annualized target yield of the Buy-Write Index: 10% of the value of the Buy-Write Index on the beginning of the monthly calculation period.

°	The initial value of the 2006-2 Dynamic Portfolio Index is 100.00, the initial value of the Bond Floor is 81.00 and the initial allocation of the 2006-2 Dynamic Portfolio Index to the Buy-Write Index is 95%.

°	Monthly notional income on the Buy-Write Index will be reinvested if the value of the 2006-2 Dynamic Portfolio Index is less than or equal to 105% of the Bond Floor.

°	Allocation of the 2006-2 Dynamic Portfolio Index to the Buy-Write Index will be reduced to zero and remain zero for the remaining term of the Note if the value of the 2006-2 Dynamic Portfolio Index is less than 101% of the Bond Floor.

°	Monthly notional income of the 2006-2 Dynamic Portfolio Index is determined based upon the product of (i) monthly notional income on the Buy-Write Index, (ii) the percentage of the value of the 2006-2 Dynamic Portfolio Index allocated to the Buy-Write Index and (iii) the ratio of the value of 2006-2 Dynamic Portfolio Index over the Buy-Write Index.

°	Monthly interest on the Note is equal to 1/10th of the monthly notional income of the 2006-2 Dynamic Portfolio Index

°	Values of the 2006-2 Dynamic Portfolio Index and the Buy-Write Index have been reduced by Adjustment Factors and Fees.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. These examples are not intended to illustrate a complete range of possible interest payments.

Example 1: At the end of the monthly calculation period, the value of the 2006-2 Dynamic Portfolio Index is 102.30, the value of the Buy-Write Index is 100.70 and the value of the Bond Floor is 82.80. Monthly notional income on the Buy-Write Index is $0.66, which is approximately 7.86% per annum based upon the current value of the Buy-Write Index and below the annualized target yield of 10%. The allocation of the value of the 2006-2 Dynamic Portfolio Index to the Buy-Write Index is 90.56%.

Monthly notional income of the 2006-2 Dynamic Portfolio Index is $0.607.

Since the value of the 2006-2 Dynamic Portfolio Index is greater than 105% of the Bond Floor, the monthly notional income of the 2006-2 Dynamic Portfolio Index will not be reinvested.

Monthly interest on the Note is $0.0607 or approximately 7.29% per annum on the Note’s par value.

16	Enhanced Income Strategy

Example 2: At the end of the monthly calculation period, the value of the 2006-2 Dynamic Portfolio Index is 96.50, the value of the Buy-Write Index is 97.75 and the value of the Bond Floor is 86.50. Monthly notional income on the Buy-Write Index is $0.65, which is approximately 7.98% per annum based upon the current value of the Buy-Write Index and below the annualized target yield of 10%. The allocation of the value of the 2006-2 Dynamic Portfolio Index to the Buy-Write Index is 50.65%.

Monthly notional income of the 2006-2 Dynamic Portfolio Index is $0.325.

Since the value of the 2006-2 Dynamic Portfolio Index is greater than 105% of the Bond Floor, the monthly notional income of the 2006-2 Dynamic Portfolio Index will not be reinvested.

Monthly interest on the Note is $0.0325 or approximately 3.90% per annum on the Note’s par value.

Example 3: At the end of the monthly calculation period, the value of the 2006-2 Dynamic Portfolio Index is 105.00, the value of the Buy-Write Index is 103.50 and the value of the Bond Floor is 81.00. Monthly notional income on the Buy-Write Index is $0.68, which is approximately 7.88% per annum based upon the current value of the Buy-Write Index and below the annualized target yield of 10%. The allocation of the value of the 2006-2 Dynamic Portfolio Index to the Buy-Write Index is 113.36%.

Monthly notional income of the 2006-2 Dynamic Portfolio Index is $0.782

Since the value of the 2006-2 Dynamic Portfolio Index is greater than 105% of the Bond Floor, the monthly notional income of the 2006-2 Dynamic Portfolio Index will not be reinvested.

Monthly interest on the Note is $0.0782 or approximately 9.38% per annum on the Note’s par value.

Example 4: At the end of the monthly calculation period, the value of the 2006-2 Dynamic Portfolio Index is 102.30, the value of the Buy-Write Index is 100.70 and the value of the Bond Floor is 82.80. Monthly notional income on the Buy-Write Index is $0.82, which is approximately 9.77% per annum based upon the current value of the Buy-Write Index and is close to the annualized target yield of 10%. The allocation of the value of the 2006-2 Dynamic Portfolio Index to the Buy-Write Index is 88.59%.

Monthly notional income of the 2006-2 Dynamic Portfolio Index is $0.738.

Since the value of the 2006-2 Dynamic Portfolio Index is greater than 105% of the Bond Floor, the monthly notional income of the 2006-2 Dynamic Portfolio Index will not be reinvested.

Monthly interest on the Note is $0.0738 or approximately 8.86% per annum on the Note’s par value.

Example 5: At the end of the monthly calculation period, the value of the 2006-2 Dynamic Portfolio Index is 96.50, the value of the Buy-Write Index is 97.75 and the value of the Bond Floor is 86.50. Monthly notional income on the Buy-Write Index is $0.84, which is approximately 10.31% per annum based upon the current value of the Buy-Write Index and is close to the annualized target yield of 10%. The allocation of the value of the 2006-2 Dynamic Portfolio Index to the Buy-Write Index is 50.65%.

Monthly notional income of the 2006-2 Dynamic Portfolio Index is $0.420.

Enhanced Income Strategy	17

Since the value of the 2006-2 Dynamic Portfolio Index is greater than 105% of the Bond Floor, the monthly notional income of the 2006-2 Dynamic Portfolio Index will not be reinvested.

Monthly interest on the Note is $0.0420 or approximately 5.04% per annum on the Note’s par value.

Example 6: At the end of the monthly calculation period, the value of the 2006-2 Dynamic Portfolio Index is 105.00, the value of the Buy-Write Index is 103.50 and the value of the Bond Floor is 81.00. Monthly notional income on the Buy-Write Index is $0.86, which is approximately 9.97% per annum based upon the current value of the Buy-Write Index and is close to the annualized target yield of 10%. The allocation of the value of the 2006-2 Dynamic Portfolio Index to the Buy-Write Index is 113.36%.

Monthly notional income of the 2006-2 Dynamic Portfolio Index is $0.989.

Since the value of the 2006-2 Dynamic Portfolio Index is greater than 105% of the Bond Floor, the monthly notional income of the 2006-2 Dynamic Portfolio Index will not be reinvested.

Monthly interest on the Note is $0.0989 or approximately 11.87% per annum on the Note’s par value.

Example 7: At the end of the monthly calculation period, the value of the 2006-2 Dynamic Portfolio Index is 92.50, the value of the Buy-Write Index is 88.00 and the value of the Bond Floor is 88.10. Monthly notional income on the Buy-Write Index is $0.67, which is approximately 9.14% per annum based upon the current value of the Buy-Write Index and below the annualized target yield of 10%. The allocation of the value of the 2006-2 Dynamic Portfolio Index to the Buy-Write Index is 22.83%.

Monthly notional income of the 2006-2 Dynamic Portfolio Index is $0.161.

Since the value of the 2006-2 Dynamic Portfolio Index is less than 105% of the Bond Floor, the monthly notional income of the 2006-2 Dynamic Portfolio Index will be reinvested.

Monthly interest on the Note is $0.00 or 0% per annum on the Note’s par value.

Example 8: At the close of business on any index business day, the value of the 2006-2 Dynamic Portfolio Index is 94.00, the value of the Buy-Write Index is 92.00 and the value of the Bond Floor is 93.10. The allocation of the value of the 2006-2 Dynamic Portfolio Index to the Buy-Write Index is reduced to 0.00% at the close of business on the following index business day. At the end of the monthly calculation period, monthly notional income on the Buy-Write Index is $0.67, which is approximately 8.74% per annum based upon the current value of the Buy-Write Index and below the annualized target yield of 10%.

Monthly notional income of the 2006-2 Dynamic Portfolio Index is $0.00.

Since the value of the 2006-2 Dynamic Portfolio Index was less than 101% of the Bond Floor, the allocation of the value of the 2006-2 Dynamic Portfolio Index to the Buy-Write Index was reduced to zero and will remain zero for the remaining term of the Note.

Monthly interest on the Note is $0.00 or 0% per annum on the Note’s par value. No interest will be paid for the remaining term of the Note and the Note will not participate in any subsequent increase in the value of the Buy-Write Index.

18	Enhanced Income Strategy

The following chart summarizes each of the eight examples of hypothetical interest payments set forth above.

	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6	Example 7	Example 8
Monthly Notional Income on the Buy-Write Index	$0.660	$0.650	$0.680	$0.820	$0.840	$0.860	$0.670	$0.670
Value of the Buy-Write Index	100.70	97.75	103.50	100.70	97.75	103.50	88.00	92.00
Annualized Current Yield on the Buy-Write Index	7.86%	7.98%	7.88%	9.77%	10.31%	9.97%	9.14%	8.74%
Value of the 2006-2 Dynamic Portfolio Index	102.30	96.50	105.00	102.30	96.50	105.00	92.50	94.00
Value of the Bond Floor	82.80	86.50	81.00	82.80	86.50	81.00	88.10	93.10
Is the value of the 2006-2 Dynamic Portfolio Index greater than 105% of the value of Bond Floor *	Yes	Yes	Yes	Yes	Yes	Yes	No	No
Is the value of the 2006-2 Dynamic Portfolio Index greater than 101% of the value of Bond Floor **	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No
Percentage of the 2006-2 Dynamic Portfolio Index Allocated to the Buy-Write Index	90.56%	50.65%	113.36%	88.59%	50.65%	113.36%	22.83%	0.00%
Monthly Notional Income of the 2006-2 Dynamic Portfolio Index ***	$0.607	$0.325	$0.782	$0.738	$0.420	$0.989	$0.161	$0.0000
Monthly Interest on each Note of $10 ****	$0.0607	$0.0325	$0.0782	$0.0738	$0.0420	$0.0989	$0.0000	$0.0000
Annualized Interest Yield on each $10 Note	7.29%	3.90%	9.38%	8.86%	5.04%	11.87%	0.00%	0.00%

*	If the value of the 2006-2 Dynamic Portfolio Index is less than or equal to 105% of the Bond Floor, the monthly notional income on the Buy-Write Index will be reinvested.

**	If the value of the 2006-2 Dynamic Portfolio Index is less than 101% of the Bond Floor, the allocation to the Buy-Write Index will be zero and remain zero.

***	Based upon the product of (i) monthly notional income on the Buy-Write Index, (ii) the percentage of the value of the 2006-2 Dynamic Portfolio Index allocated to the Buy-Write Index and (ii) the ratio of the Value of the 2006-2 Dynamic Portfolio Index over the Buy-Write Index.

****	Monthly interest on the Note is equal to 1/10th of the monthly notional income of the 2006-2 Dynamic Portfolio Index.

Hypothetical Maturity Payments

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual return on the Notes will depend on the actual Ending Value of the 2006-2 Dynamic Portfolio Index.

Example 1: The Ending Value is greater than 100.00, the allocation to the Buy-Write Index portfolio is greater than zero and the Notional Participation Facility has been used, allowing the value of the 2006-2 Dynamic Portfolio Index to increase at a greater rate than the value of the Buy-Write Index.

Enhanced Income Strategy	19

Initial Value: 100.00

Hypothetical Ending Value: 150.00

Hypothetical Percentage Increase in the Value of the 2006-2 Dynamic Portfolio Index from its Initial Value: 50.00%

Maturity Payment: $15.00 per $10.00 principal amount of Notes

Example 2: The Ending Value is greater than 100.00, the allocation to the Buy-Write Index portfolio is greater than zero and the Notional Participation Facility has not been used, meaning that the value of the 2006-2 Dynamic Portfolio Index increases at a similar rate as the appreciation of the Buy-Write Index.

Initial Value: 100.00

Hypothetical Ending Value: 107.30

Hypothetical Percentage Increase in the Value of the 2006-2 Dynamic Portfolio Index from its Initial Value: 7.30%

Maturity Payment: $10.73 per $10.00 principal amount of Notes

Example 3: The Ending Value of the is equal to 100.00.

Initial Value: 100.00

Hypothetical Ending Value: 100.00

Hypothetical Percentage Increase in the Value of the 2006-2 Dynamic Portfolio Index from its Initial Value: 0.00%

Maturity Payment: $10.00 per $10.00 principal amount of Notes

Example 4: The Ending Value is less than its initial value.

Initial Value: 100.00

Hypothetical Ending Value: 90.50

Hypothetical Percentage Increase in the Value of the 2006-2 Dynamic Portfolio Index from its Initial Value: –9.50%

Maturity Payment: $10.00 per $10.00 principal amount of Notes, even though the Ending Value is less than its Initial Value.

Enhanced Income StrategySM and Dynamic Portfolio IndexSM are service marks of Citigroup Global Markets Inc.

“Dow Jones,” “Dow Jones Industrial AverageSM” and “DJIASM” are serviced marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Citigroup Funding Inc.’s affiliate, Citigroup Global Markets Limited. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in the Notes.

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